Exhibit 99.1

FOR IMMEDIATE RELEASE	For further information contact:
Brad Miller, Investor Relations Director
Country/City Code 8862 Tel: 2656-8016
brad.miller@gigamedia.com.tw

GigaMedia Turnaround Continues: Positive Operating

Income in Online Games Business and Stronger Cash

Position in 3Q12

TAIPEI, Taiwan, August 20, 2012 – GigaMedia Limited (NASDAQ: GIGM) announced today that as a result of continued strong execution of the company’s turnaround plans by new management, the company expects positive operating income in its online games business and a stronger cash position in the third quarter of 2012.

The company’s turnaround plans, driven by Chief Executive Officer John Stringer, are based on effectively managing cash, driving productivity, and executing new growth plans in online games and cloud computing.

In the first quarter of 2012, to better manage cash and improve productivity, the company merged its offices in Hong Kong and began implementation of a disposal and asset optimization program targeting non-core investments and underperforming assets.

GigaMedia has continued to make progress in these efforts.

In the second quarter of 2012, to further simplify its operations and reduce its cost structure, GigaMedia reduced personnel, closed its loss-making online game operations Jidi Joy in Shanghai, and initiated the disposal of its underperforming online game operations IAHGames in Singapore. GigaMedia also continued to sell part of its non-core game studio holdings.

In the third quarter of 2012, the company has completed the disposal of its IAHGames business unit and continues to dispose of non-core game studio holdings.

Productivity and cost savings from turnaround initiatives executed in the first half of 2012 are benefiting GigaMedia’s financial performance. As a result of these actions and the timing of new game licensing revenues, management expects a quarterly sequential decrease in consolidated operating loss with positive operating income in GigaMedia’s online games business in the third quarter of 2012 and an operating margin in online games of approximately 15 percent.

GigaMedia’s balance sheet remains healthy. The company’s current cash, cash equivalents, restricted cash, and marketable securities-current were approximately $96 million as of July 31, 2012; management expects to add to this net cash proceeds of approximately $5 million in the third quarter of 2012, primarily from sales of game studio holdings.

About GigaMedia

Headquartered in Taipei, Taiwan, GigaMedia Limited (Singapore registration number: 199905474H) is a diversified provider of online games and cloud computing services. GigaMedia’s online games business develops and operates a suite of games in Asia, with focus on Web-based/mobile games in emerging markets. The company’s cloud computing business is focused on providing SMEs in Greater China with critical communications services and IT solutions that increase flexibility, efficiency and competitiveness. More information on GigaMedia can be obtained from www.gigamedia.com.

The statements included above and elsewhere in this press release that are not historical in nature are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. GigaMedia cautions readers that forward-looking statements are based on the company’s current expectations and involve a number of risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. Information as to certain factors that could cause actual results to vary can be found in GigaMedia’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission in April 2012.

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